SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN*

SHU DU*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE◆

JONATHAN B. STONE*

PALOMA P. WANG◆

◆(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 27, 2024

VIA EDGAR

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Mr. Kevin Dougherty

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)
Registration Statement on Form F-1 (File no. 333-282091)

Dear Ms. O’Brien, Ms. Calder, Mr. Dougherty and Mr. Morris:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about September 28, 2024 and seeks to request that the Staff declare the effectiveness of the Registration Statement on or about October 3, 2024. The Company, together with the underwriters, plan to file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*  *  *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP

Allen Lu, Partner, KPMG Huazhen LLP